FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 27, 2022

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

(Address of principal executive offices)

Gustavo Javier Lopez,

Administrative Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRASILAGRO – COMPANHIA BRASILEIRA DE

PROPRIEDADES AGRÍCOLAS

Publicly-Held Company

CNPJ/ME No. 07.628.528/0001-59

NIRE 35.300.326.237

CALL NOTICE

ORDINARY AND EXTRAORDINARY GENERAL MEETING

The shareholders of Brasilagro - Companhia Brasileira de Propriedades Agrícolas (“Company”) are hereby summoned, according to article 124 of Law No. 6404 of December 15, 1976, as amended (“Brazilian Corporate Law”), and to the articles 4 and 6 of Resolution CVM No. 81 of March 29, 2022, as amended (“Res. CVM 81”), to meet in an Ordinary and Extraordinary General Meeting to be held, on the first call, on October 27, 2022, at 2:00 p.m., exclusively digitally (“Meeting”), according to the prerogative set forth in article 124, paragraph 2-A, of the Brazilian Corporate Law, Res. CVM 81, through the electronic platform “Ten Meetings”, with access through the electronic address https://www.tenmeetings.com.br/assembleia/portal/?id=BC898CE9CE42 (“Meeting’s Electronic Address”), to deliberate on the following agenda:

1. In Ordinary General Meeting:

1.1. To take the management accounts, examine, discuss, and, when applicable, vote on the Annual Management Report and the Financial Statements, accompanied by the reports of the Independent Auditors and the Fiscal Council, for the fiscal year ending on June 30, 2022;

1.2. Deliberate on the proposal for allocation of net income for the fiscal year ending on June 30, 2022, and the respective distribution of dividends;

1.3. To set the limit of the annual global compensation of the Company’s directors and officers for the fiscal year beginning July 1, 2022; and

2. In Extraordinary General Meeting:

2.1. Deliberate on the proposal to amend the Company’s Bylaws to create an Audit Committee and change other provisions.

GENERAL INFORMATION: The documentation relating to the proposals to be deliberated at the Meeting is available on the web page of the Investor Relations Department (https://ri.brasil-agro.com/) and the web pages of the Brazilian Securities and Exchange Commission (“CVM”) (www.cvm.gov.br) and of B3 S.A. - Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br).

PARTICIPATION VIA DIGITAL PLATFORM: For shareholders or their legal representatives to be able to participate and/or vote at the Meeting, they must submit copies of the following documents: (i) if an individual: (a) a photo identification document, (b) in case of being represented by a proxy, a power of attorney with special powers, and, if applicable, (c) a photo identification document of the proxy; (ii) if a legal entity: (a) the latest consolidated Articles of Association or Bylaws, (b) the corporate documents proving the powers of representation, (c) a photo identification document of the legal representative(s), (d) in case of being represented by a proxy, a power of attorney with special powers, and, if applicable, (e) a photo identification document of the proxy; e (iii) if an investment fund: (a) the last consolidated regulation of the fund, (b) the latest consolidated bylaws or articles of association of the administrator or the trustee, as applicable, observing the voting policy of the fund, (c) the corporate documents that prove the powers of representation, (d) a photo identification document of the legal representative(s) of the administrator or the trustee, (e) in case of being represented by a proxy, a power of attorney with special powers, and, if applicable, (f) a photo identification document of the proxy. In any of the cases above, the proof of the Company’s shareholder status issued in the last five (5) days by the financial institution responsible for the custody of the shares (Itaú Corretora de Valores S.A.) must be presented. Under the terms of article 126 of the Brazilian Corporate Law, and according to paragraph 3, of article 10 of the Company’s Bylaws, the shareholders may appoint a proxy to represent them in the Meeting.

Concerning the above documents, the Company informs that (i) it will not require a sworn translation of documents that have been originally drawn up in English or Spanish or that are accompanied by the respective translation into these languages, (ii) it will accept that such documents be presented without legal certification or certified copy, and each shareholder will be responsible for the veracity and integrity of the documents submitted, and (iii) to the powers of attorney granted electronically by shareholders to their representatives or proxies, such documents must use certificates issued by the Brazilian Public Key Infrastructure - ICP-Brasil.

According to article 5, section III, of Res. CVM 81, to participate virtually in the Meeting through the electronic platform “Ten Meetings”, the shareholders, their legal representatives, or their proxies must observe the following guidelines, which are detailed in the Platform Manual - Company Participants, also available for download at the Meeting’s Electronic Address:

(i) The proxy instruments, identification documents, and shareholding positions will be received through registration on the electronic platform “Ten Meetings”, which must be made at the Meeting’s Electronic Address no later than 48 hours before the Meeting is held, that is, until October 25, 2022, at 2 pm, by the provisions of Resolution CVM No. 81, art. 6, §§ 1 and 3;

(ii) Shareholders and proxies will receive an e-mail informing them that the company will evaluate their registration request when registering on the “Ten Meetings” electronic platform. In case of approval, shareholders and proxies will receive an e-mail confirmation that the registration has been approved. In case of rejection, they will receive an e-mail explaining the reason for refusal and, if applicable, advising how they can regularize their registration;

(iii) Once registered, the proxy will have a virtual environment, “Representatives Panel”, accessed through the Assembly’s Electronic Address. In this environment, the representative can follow the approval status of each represented party, as well as update its documentation by accessing it with the login and password previously registered;

(iv) Access to the Meeting will be restricted to shareholders, their representatives, or proxies that register themselves in the period established in this Call Notice. Even if the shareholder has his registration approved by the Company, if he does not have shares registered in the latest list of the Company’s shareholder base, he will not be able to access the virtual environment in which the Meeting will take place; and

(v) Pursuant to Resolution CVM No. 81, the submission of remote voting ballots through B3 - Brasil, Bolsa, Balcão S.A. does not require prior registration. To participate in the remote voting mode, the ballot must be filled out and sent until October 20, 2022, at 2:00 p.m.: (a) to the custodians that provide this service, in the case of shareholders holding shares deposited with a central depository; (b) to the bookkeeper of the Company’s shares; or, yet, (c) directly to the Company.

Any clarifications can be obtained from the Investor Relations Department, please call (55 11) 3035-5350 or e-mail ri@brasil-agro.com.

São Paulo, SP, September 27, 2022.

Eduardo S. Elsztain

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 27, 2022

	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Administrative Officer and Investor Relations Officer

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